MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007

T A B L E   O F   C O N T E N T S

Page

1.

2007 - PERIODS IN REVIEW

1

2.

MAJOR EVENTS DURING THE QUARTER ENDED SEPTEMBER 30, 2007

1

3.

OPERATIONS

1

4.

DEVELOPMENT

3

5.

EXPLORATION

5

6.

PRODUCTION

7

7.

LEGAL

8

8.

RESULTS OF OPERATIONS

8

9.

LIQUIDITY

11

10.

CAPITAL RESOURCES

12

11.

SUMMARY OF QUARTERLY RESULTS

13

12.

OFF-BALANCE SHEET ARRANGEMENTS

13

13.

CRITICAL ACCOUNTING ESTIMATES

14

14.

RISK AND UNCERTAINTIES

15

15.

NON-GAAP MEASURES

17

16.

OTHER MD&A REQUIREMENTS

17

17.

DISCLOSURE OF OUTSTANDING SHARE DATA

18

18.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

18

19.

CAUTIONARY STATEMENT ON LOOKING FORWARD INFORMATION

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007

1.

2007 - Periods in Review

Eldorado Gold Corporation (“Eldorado”, “we” or the “Company”) is a gold producer based in Vancouver, Canada. The Company owns and operates the Kişladağ gold mine (“Kişladağ”) in Turkey and the Tanjianshan gold mine (“TJS”) in China. We also explore for, or may acquire, mineral properties for exploration and possible development into gold mines.

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2006 and the unaudited interim consolidated financial statements for the period ended September 30, 2007. All dollar amounts in this MD&A are expressed in United States dollars unless stated otherwise. This MD&A is prepared as of October 31, 2007.

2.

Major events during the Quarter Ended September 30, 2007

During the quarter ended September 30, 2007, we:

•

Generated earnings of $5.2 million or $0.02 per share (quarter ended September 2006 – net income of $5.2 million or $0.02 per share),

•

produced a total of 61,385 ounces at average cash operating costs of $228 per ounce,

•

completed a positive feasibility study and drilling on our Efemçukuru project that confirmed and extended mineralization for the Project,

•

took delivery of nine CAT 150-ton haul trucks at the Kişladağ mine,

•

announced our decision to develop the Vila Nova Iron Ore Deposit in Brazil and

•

temporarily ceased operations at the Kişladağ mine pursuant to an injunction following a Turkish court order.

3.

Operations

Operations - Kişladağ

On August 18, 2007, pursuant to a Turkish court order officially received by the Company on July 19, 2007, we ceased mining operations at the Kişladağ mine. Accordingly, all information pertaining to the third quarter disclosed in the following discussion is for the period from July 1, 2007 until the shutdown on August 18, 2007.

During the third quarter of 2007 we placed 825,839 tonnes of ore at an average grade of 1.52 grams of gold per tonne (“g/t Au”) on the leach pad. On a year-to-date basis through September 2007 a total of 4,547,860    tonnes were placed on the leach pad at an average grade of 1.33 g/t Au.  At September 30, 2007, the leach pad contained approximately 10.4 million tonnes at a grade of 1.23 g/t Au.

In the third quarter of 2007, we poured 23,610 ounces of gold and sold 26,746 ounces for third quarter revenue of $17.8 million. Cash operating costs at Kişladağ were $191 per ounce for the quarter. Bullion production until August 18, 2007 rose as a result of higher gold grades and recovery rates while lower mining costs were due to lower waste-to-ore strip ratios. In the nine-month period ended September 30, 2007, the Kişladağ mine poured 135,306 ounces of gold and sold 142,725 ounces of gold generating $ 94.2 million in revenue. Cash operating costs at the mine for the nine-month period ended September 2007 were $ 189 per ounce.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007

In the third quarter of 2007, we also completed construction and commissioning of the mine expansion project , bringing total production capacity to 10 million tonnes per year.

Operations - TJS

During the third quarter of 2007 we mined a total of 318,934 tonnes of ore from the Qinlongtan pit (“QLT”). A total of 202,641 tonnes of ore were processed at an average head grade of 6.87 g/t Au. During the first eight months following the start of commercial production on February 1, 2007, a total of 596,760 tonnes of ore were mined at a stripping ratio of 22:1 and 583,409 tonnes were milled at an average grade of 5.94 g/t Au.

Commercial production at TJS began on February 1, 2007 when pre-production operating levels achieved 60% of rated capacity. In the quarter ended September 2007, we poured 37,775 ounces of gold, and sold 30,484 ounces ($ 20.4 million) of bullion.

Cash operating costs at TJS were $251 per ounce for the quarter ended September 2007 and the average stripping ratio was 14:1. We forecast 2007 production (including 12,492 ounces poured in January prior to commercial production) of approximately 130,000 to 137,000 ounces of gold at an estimated average cash cost of $290 to $300 per ounce. Higher cash costs per ounce at TJS were attributable to higher than planned mining contractor costs incurred as a result of lower than projected use of our mining equipment and production delays arising from blasting permit limitations.

In the nine-month period ended September 30, 2007, TJS produced 106,162 ounces of gold, of which 12,492 ounces were treated as pre-production. Total commercial production for the eight-month period February to September 2007 was 93,670 ounces of gold at a cash operating cost of $312 per ounce. Gold sales of commercial production in the first nine months of 2007 were 80,744 ounces for a revenue stream of $53.5 million. During the first quarter, sales of gold produced from pre-commercial operations totaled 15,573 ounces ($10.1 million of revenue), the proceeds of which were recorded as a recovery of mine development costs in accordance with generally accepted accounting principles and our accounting policies.

Operations - São Bento

All mining and production operations stopped at São Bento in the second quarter of 2007.  Leading up to the closure, São Bento produced 7,667 ounces of gold at a cash operating cost of $208 per ounce in 2007, and gold sales totalled 10,641 ounces ($6.9 million).

Since the shutdown of the mining operations in January 2007, reclamation and closure of this operation has been underway. In the third quarter of 2007, we spent $0.9 million ($5.2 million in the nine-month period ended September 2007) against the projected reclamation liability of $9.6 million, of which we had scheduled to spend $8.3 million in 2007. From June 30, 2007, the scheduled rate of expenditure declined while we assessed the possible uses of the facility pending determination of our future operations in Brazil and elsewhere. All equipment from the underground mine has substantially been moved to surface.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007

4.

Development

Efemçukuru

During the quarter, we completed a feasibility study on the Efemçukuru gold deposit. The study was based on updated drilling results from the 2006-2007 drilling program, which totals approximately 26,000 meters of drilling to date. Results of the study are summarized below:

Resources

Classification	Tonnes	Grade g/t Au	Ounces

Measured	1,150,000	14.07	520,000

Indicated	2,732,000	9.99	877,000

Measured and Indicated	3,882,000	11.20	1,397,000

Inferred	753,000	8.79	213,000

Note: Cut-off grade of 3.0 g/tonne

Reserves

Classification	Tonnes	Grade g/t Au	Ounces

Proven	1,320,000	11.89	505,000

Probable	2,465,000	9.04	716,000

Proven and Probable	3,785,000	10.04	1,221,000

Note: Cut-off grade of 4.5 g/tonne

1.

Mineral resources and mineral reserves have been estimated according to standards set out in the Canadian Securities Regulations National Instrument 43-101.

2.

Mineral reserves estimated using a gold price of $530 per ounce are included in the mineral resource estimate.

(3)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007

Project Performance

Project Data	Feasibility Results

Production Data
Life of mine	9.4 years
Mine throughput	3.785 M tonnes
Metallurgical recovery Au	86.5%
Average annual gold production	112,400 ounces
Total gold produced	1,056,566 ounces

Operating Costs
Mining	$27.20/tonne
Processing	$30.95/tonne
G&A	$4.98/tonne
Total mining cost/tonne ore	$63.13/tonne
Cash operating costs	$226.23/ounce
Total cash costs	$227.20/ounce

Capital Costs
Initial investment capital	$104,204,000
Sustaining capital	$21,308,000

Economics
Net present value after tax @ 0%	155.5 M $
Net present value after tax @ 5%	86.7 M $
Internal rate of return after tax	19.0%
Payback period	4.6 years

1.

Costs are expressed in US Dollars and based on a gold price of $530/ounce

2.

VAT on goods and services incurred in Turkey is not applicable

3.

Cash Operating Costs and Total Cash Costs are based on definition provided by the Gold Institute and contain a royalty cost equivalent to 1.3% of direct mine operating costs.

Following completion of the Efemçukuru feasibility study, we prepared and submitted the technical report according to NI 43 101 requirements. Enquiries have been made into the supply of the long lead items for the project. Sources for the SAG and ball mills have been found in China, with quoted deliveries of 12 months compared to western suppliers who are quoting up to 22 months. Pricing from the Chinese supplier is also favourable.

Infill and exploration drilling at Efemçukuru has continued throughout the quarter. An additional 48 holes were drilled, totalling 6,500 meters since completion of the June 1, 2007 resource estimate used in the feasibility study. Results of this drilling will be incorporated into a revised resource estimate to be completed in 2008.  Drilling for the metallurgical sample recovery is also underway, and material from this program will be used to carry out additional metallurgical test work as outlined in the feasibility study.

(4)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007

To date approximately 55% (40.4 hectares out of a total of 74.2 hectares) of the land has been purchased. To obtain the necessary private land for the project in a timely manner, expropriation may need to be implemented.  The necessary documentation is being updated for submission to the Ministry of Energy and Natural Resources to initiate the process of expropriation according to expropriation laws.

Vila Nova Iron Ore

On July 31, 2007, we announced the results of an updated pre-feasibility study showing that the initial capital required to construct the project on a 100% basis is $32.7 million, including working capital. The Board approved the construction of the project. We retained an engineering company to complete the detailed engineering for the project. Construction will start in the fourth quarter of 2007 and is scheduled for completion in 2008 subject to negotiations of terms and conditions with potential purchasers of iron ore. Commercial production is scheduled for start-up in the fourth quarter of 2008.

During the third quarter of 2007, we received a clearing license (the final permit required before start of construction) from SEMA (the Environmental Agency of Amapa State). We also hired an experienced marketing agent to represent us in the negotiations with potential purchasers of iron ore in South America, North America and Europe. To minimize risks, we will time the construction of the project based on the status of negotiations with potential purchasers.

5.

Exploration

Turkey

In the third quarter, the majority of our work focused on our properties in the Pontides district: Kapikaya, Aydogon Tepe and Gumashane.  A 12 hole reverse circulation/core program (1,850 meters) was executed at the Kapikaya project (Koyulhisor property). Results to date have not identified any significant gold mineralized areas.

At Aydogon Tepe work included soil sampling and mapping over the Aydogon Tepe silica structure. Results did not define any anomalous zones, and work will shift next quarter to the only remaining target, Derebas Hill (a porphyry target).

Work on our easternmost Pontides region property, Gumashane, focused on first pass mapping and rock chip sampling at the Bahcecik prospect. Multiple intrusions and volcanic units were found to occur along a three-kilometre east-west trending altered and mineralized corridor. Pyrite mineralized vuggy silica outcrops were also observed and sampled. Rock chip sampling yielded numerous 0.5 to 2.0 g/t Au samples, with ubiquitous higher grade samples (+5 g/t, up to 33 g/t Au). A small reverse circulation program is planned for next quarter to assist in obtaining sub-crop information and mineralization potential.

Ongoing work in the Biga Peninsula concentrated on our Dogancilar property. Soil sampling and mapping were carried out west and north of the original showings. To date, mapping has recently uncovered a 5 to 12 meter thick, east-west trending quartz vein and breccia zone at Tombek Tepe. Mapping and sampling will continue next quarter.

Work on the Demir joint venture consisted only of a small evaluation program on the Bayat prospect. No work has yet been done at AS due to ongoing permitting.

(5)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007

Brazil

Exploration activities continued throughout the quarter on our exploration licenses in Amapa State. Work in the Vila Nova region continued to focus on mapping and geochemical sampling in license areas covering regional geophysical based targets.  We completed work on license areas north of the former Vila Nova Gold joint venture property; follow-up soil sampling failed to extend anomalies uncovered during the initial wide-spaced reconnaissance sampling.  Work has begun on license areas in the southern regions and will continue well into next quarter.

At Tartarugalzinho, we completed our exploration work.  Unfortunately, no significant gold mineralized zones were uncovered. Final data compilation and organization are nearly complete.

China

Diamond drilling on our TJS property finished at the end of this quarter.  We drilled 19,800 meters in 146 holes on near deposit and regional areas targets.

TJS regional targets included QLT Far South and the WDG, LBG and HLG anomalies. Twenty-two holes were drilled with generally negative results.

Around our QLT deposit, we tested for continuation of the existing mineralization below the planned pit bottom. Drilling intersected mostly lower grade material, although the key down plunge extrapolation of the high grade north shoot remains untested as we were unable to drill in the area due to active mining. We also tested a potential satellite deposit, QLT South, by drilling 12 short holes. One of the southernmost holes successfully intersected a thick zone of moderate gold grade (9.7 meters at 5.1 g/t Au). As it lies in a locally folded area, mapping is ongoing to better understand the orientation. Once complete, we will test for continuity of this zone through reverse circulation drilling.

At JLG, we drilled two near mine targets:  JLG North and XJG. The first phase at JLG North consisted of 55 drill holes. A later 15-hole second phase was also drilled to help with the geologic interpretation. At XJG, 15 drill holes tested mineralized structures in diorite and phyllite units. Results from the first six holes returned numerous gold mineralized zones, confirming and extending earlier results form the first quarter (e.g.  9.4 m @ 8.5 g/t Au, 9.8 m @ 11.3 g/t Au and 9.0 m @ 5.0 g/t Au in XD-006). The mineralization appears to be hosted in JLG-type carbonaceous phyllite lithologies that are intruded multiple times by barren diorite. This area will be a key target for next year’s TJS’ drilling program.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007

6.

Production

	2007 Q3	2007 Q2	2007 Q1	2007 YTD	2006 Q4	2006 Q3	2006 Q2	2006 Q1

TOTAL GOLD PRODUCTION
Total ounces produced	61,385	98,970	88,780	249,135	50,425	41,082	25,035	19,111
Commercial production	61,385	98,970	76,288	236,643	50,425	41,082	25,035	19,111
Cash operating costs ($/oz) [4]	228	259	220	239	274	309	378	421
Total cash cost ($/oz) [2,4]	264	287	233	263	278	315	386	429
Total production cost ($/oz) [3,4]	335	332	270	313	259	364	463	438
Realized price ($/oz sold)	667	664	647	660	615	620	615	549

KISLADAG GOLD MINE [5]
Commercial production	23,610	68,095	43,601	135,306	36,546	27,477	6,872	n/a
Tonnes to pad	825,839	1,872,691	1,849,330	4,547,860	1,882,744	1,802,368	1,493,156	n/a
Grade (grams/tonne)	1.52	1.32	1.27	1.33	1.23	1.29	0.97	n/a
Cash operating costs ($/oz) [4]	191	187	192	189	191	218	242	n/a
Total cash cost ($/oz) [2,4]	194	190	194	192	193	220	242	n/a
Total production cost ($/oz) [3,4]	234	221	225	225	185	285	n/a	n/a

TJS GOLD MINE [6]
Total ounces produced	37,775	29,135	39,252	106,162	n/a	n/a	n/a	n/a
Commercial production	37,775	29,135	26,760	93,670	n/a	n/a	n/a	n/a
Tonnes milled	202,641	237,909	142,859	583,409	n/a	n/a	n/a	n/a
Grade (grams/tonne)	6.87	4.41	7.17	5.94	n/a	n/a	n/a	n/a
Cash operating costs ($/oz) [4]	251	440	260	312	n/a	n/a	n/a	n/a
Total cash cost ($/oz) [2,4]	307	522	291	369	n/a	n/a	n/a	n/a
Total production cost ($/oz) [3,4]	397	616	356	453	n/a	n/a	n/a	n/a

SAO BENTO GOLD MINE[7]
Commercial production	-	1,740	5,927	7,667	13,879	13,605	18,163	19,111
Tonnes milled	-	-	20,069	20,069	69,295	81,869	90,024	93,626
Grade (grams/tonne)	-	-	8.88	11.71	6.06	6.38	7.23	6.99
Cash operating costs ($/oz) [4]	-	80	245	208	492	493	429	421
Total cash cost ($/oz) [2,4]	-	132	252	224	502	506	441	429
Total production cost ($/oz) 3, 4	-	(50)	211	152	455	525	463	438

Notes

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash operating costs, plus royalties and off-site administration costs.

3

Total cash costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures. See the section “Non-GAAP Measures” of this MD&A.

5

The Kişladağ gold mine commenced commercial production on July 1, 2006.

6

The TJS gold mine commenced commercial production on February 1, 2007.

7

Q2 was the last quarter of production at the São Bento mine.

(7)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007

7.

Legal

In the continuing litigation by certain third parties concerning the operation of our Kişladağ mine against the Company and the Turkish Ministry of Environment (“MOE”), the plaintiff has sought to cancel the Environmental Positive Certificate for Kişladağ on the basis of alleged threats to the environment and deficiencies in the Environmental Impact Assessment study (“EIA”). We are confident in both the methodology and legality of the Kişladağ EIA. A judgment on the litigation at a lower administrative court was in our favor. The plaintiff appealed that decision. The merits of the appeal have not been ruled on, although the MOE received official notification on July 19, 2007 from the 6th Department of Council of State ordering the shutdown of the Kişladağ mine. The order was in the nature of an interim injunction issued by the Appellate Court ordering closure of the Kişladağ mine within 30 days pending a decision on the case. On August 18, 2007, we shut down mining operations except those activities approved by the Turkish authorities related to sound environmental practices.

During the third quarter, litigation by certain third parties was also filed against the Company and the MOE seeking to cancel the Environmental Positive Certificate for Efemçukuru on the basis of alleged threats to the environment. This litigation has not affected the permitting process at Efemçukuru. We are confident in both the methodology and legality of the Efemçukuru EIA. On this basis, we believe our defense of this action will be successful. If we are unsuccessful in defending this litigation, or if an injunction is sought and issued, then our ability to conduct mining operations at Efemçukuru may be adversely affected.

8.

Results of Operations

Net income for the quarter

The Company reported net income for the quarter ended September 30, 2007 of $5.2 million or $0.02 earnings per share (2006 net income – $5.2 million; $0.02 earnings per share). Net income for the nine-month period ended September 30, 2007 was $44.5 million or $0.13 earnings per share (2006 net loss – $2.0 million; $0.01 loss per share).

The consolidated net income for the quarter ended September 30, 2007, is attributable to stronger gold sales driven by increased production, lower unit-of-production costs and higher gold prices. This improvement was partially offset by increased tax expenses as well as $2.0 million in Mine Standby Costs related to the temporary shutdown of our Kişladağ mine on August 18, 2007.

Revenues

Our revenues consist primarily of gold bullion sold to a number of large institutions, or on the open market at the Istanbul and Shanghai Gold Exchanges. Other sources of revenue include interest earned on cash and cash equivalents and restricted funds.

GOLD SALES

During the quarter ended September 30, 2007, we sold 57,231 ounces (2006 – 46,238) of gold at an average price of $667 (2006 – $620) per ounce. Gold prices have been increasing over the past three years. The average spot gold price per ounce was $666 for the nine months period ending September 30, 2007 compared to $604 and $445 for the twelve-month periods ending 2006 and 2005.

(8)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007

INTEREST AND OTHER INCOME

The Company earned $1.9 million in interest revenue during the quarter (2006 – $2.0 million), and $5.1 million in the nine-month period ended September 2007 (2006 – $4.6 million). For the nine-month period ended September 2007, we posted Other Income of $0.5 million (2006 – $0.5 million) related to Kişladağ employment incentive subsidies on and payroll taxes, as well as Brazilian local tax credits.

Expenses

OPERATING COSTS

Third quarter operating costs of $16.9 million (2006 - $15.0 million), and $63.7 million for the nine-month period ended September 2007 (2006 – $31.3 million) reflected increased operating and production activity offset by lower average unit of production costs. On a year-to-date basis, production increased 178% from the prior year (2007 – 236,643 ounces, 2006 – 85,228 ounces), while cash costs per ounce fell 33% (2007 – $239 per ounce, 2006 – $354 per ounce). Quarter-over-quarter production increased 49% (2007 – 61,385 ounces, 2006 – 41,082 ounces), while cash costs per ounce fell 26% (2007 – $228 per ounce, 2006 – $309 per ounce). During the third quarter, the Kişladağ mine produced 23,610 ounces prior to shutdown at a cash cost of $191 per ounce, while the TJS mine produced 37,775 ounces at a cash cost of $251 per ounce. The lower cash costs at TJS in the third quarter reflect improved grade and lower stripping ratios. Kişladağ costs in the amount of $2.0 million subsequent to shutdown have been charged directly to expense under Mine Standby Costs. Mine Standby Costs included labour ($0.8 million), equipment repairs ($0.6 million), and mine support ($0.6 million).  At this time Management is unable to estimate the economic impact that the temporary closure will have on operations.

DEPLETION, DEPRECIATION AND AMORTIZATION (“DD&A”)

At December 31, 2005, the São Bento gold mine was written down to its estimated salvage value. Consequently there has been no DD&A charged against São Bento operations since the fourth quarter of 2005.

Commercial production at Kişladağ and TJS began in July 2006 and in February 2007 respectively.  In the third quarter of 2007, we recorded DD&A expense of $4.1 million (2006 – $1.8 million), and $11.8 million in the nine-month period ended September 2007 (2006 – $2.0 million). Subsequent to the shutdown of the Kişladağ mine in August, there have been no charges to DD&A expense for that Project.

GENERAL AND ADMINISTRATIVE

General and administrative costs for the quarter were $5.8 million (2006 – $4.8 million) and were $17.8 million for the nine-month period ended September 2007 (2006 – $13.0 million) for a total quarter-over-quarter increase of $1.0 million and a year-over-year increase of $4.8 million for the nine-month period ended September 30. The principal reasons for the increase in 2007 were $0.9 million spent on corporate development activities, a $0.4 million increase on internal control evaluation requirements, a $0.8 million increase for environmental and legal consultants and a $1.3 million increase in stock-based compensation allocated to general administrative expense. The remaining $1.4 million increase is consistent with our operational growth and increases that could normally be expected in the circumstances.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007

EXPLORATION EXPENSE

Exploration costs for the third quarter of 2007 totalled $2.8 million (2006 – $3.6 million) and year-to-date exploration expense totalled $8.5 million (2006 – $9.0 million).

INTEREST EXPENSE

Interest expense in the third quarter of 2007 was $0.8 million and year-to-date expense totalled $2.7 million, compared to $0.7 million and $0.8 million for the comparable periods in 2006. Interest expense in the first half of 2006 was nominal as interest on the Term Revolving Credit Facility (see “Capital Resources”) was capitalized until commercial production began at Kişladağ in July 2006. Similarly, interest expense of $0.5 million on construction loans for the TJS mine has only been charged to operations since February 1, 2007 when the TJS mine went into commercial production.

During the second quarter of 2007, we repaid $10.0 million on the revolving long-term credit facility related to our Turkish activities and $5.2 million for the term bank indebtedness advanced as a construction loan at TJS. During the third quarter of 2007 we drew down $10.0 million on the Turkey credit facility and extended the terms on our $10.7 million construction loan to November 2007. As a result we expect interest expense to continue at its current levels. Currently outstanding letters of credit will be repaid from the current portion of existing restricted cash balances.

FOREIGN EXCHANGE (GAIN) LOSS

In the nine-month period ended September 2007, foreign exchange gains totalled $4.3 million (2006 – $1.6 million gain). These were divided between Turkey (a $2.2 million gain related to VAT receivable), Canada ($1.6 million gain related to cash held in Canadian dollars), Brazil ($0.9 million gain) and China ($0.4 million loss). The Chinese Renminbi, the Turkish Lira and the Canadian dollar have strengthened against the US dollar over the nine-month period ended September 2007. The gains in 2007 have been partially offset by realized losses on bank indebtedness denominated in Chinese Renminbi.

INCOME TAXES

In the quarter ended September 2007, income tax expense totalled $4.0 million (2006 – $0.1 million) including $2.0 million for current income taxes and $2.0 million for future income taxes. Future income taxes are attributable to timing differences arising on the recognition of expenses for income tax purposes and expenses for accounting purposes.

The tax expense for the third quarter is broken down by segments as follows: Turkey – $2.8 million and Brazil – $1.2 million.  Tax expenses in Turkey relate to the strong income performance of the Kişladağ mine in the third quarter. In Brazil, future income taxes increased due to taxable foreign currency exchange gains. For China, we are currently recording our taxes per an incentive agreement granted by the government in 2000.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007

9.

Liquidity

At September 30, 2007, we held $56.9 million in cash and short-term deposits (December 2006 – $60.0 million) and a further $80.2 million (December 2006 – $79.6 million) in restricted collateral accounts, which securitize: long-term debt of $50.0 million (December 2006 – $50.0 million); letters of credit amounting to $21.9 million (December 2006 – $21.3 million); and an $8.3 million environmental deposit with the Turkish authorities (December 2006 – $8.3 million). In the nine-month period ended September 2007, we issued letters of credit totalling $20.6 million against mining equipment deliveries, of which $13.7 million have been cashed on delivery of the equipment to the mine site, leaving a balance of $6.9 million in letters of credit related to these equipment purchases. The remaining $15.0 million letter of credit collateralizes our Chinese bank loan discussed below.

As at September 30, 2007, the Company has a short-term bank loan totalling 80 million Chinese Renminbi, approximately $10.7 million (December 2006 – 120 million Renminbi, approximately $15.4 million), to cover construction commitments related to the final phases of the TJS mine completion. On June 22, 2007 we paid $5.2 million of the loan. The due date of the remaining balance was extended to November 2007. We expect to be able to repay this loan from funds generated from our TJS operations.

The Company remains unhedged.

Following the acquisition of Afcan Mining Corporation in September 2005, we assumed certain non-interest-bearing loans. The undiscounted face value of the loan as at September 30, 2007 was $0.9 million (December 2006 – $0.9 million). The loan is repayable in equal annual installments of $0.4 million on December 31 of each of the next two years with a final installment of $0.1 million due December 31, 2009. Repayment will be from operating funds over the scheduled repayment term.

The Company’s contractual obligations excluding interest on loans at September 30, 2007 include:

	Remainder of 2007 $	2008 $	2009 $	2010 $	2011 and later $	Total $

Bank indebtedness	10,651	-	-	-	-	10,651
Long-term debt	400	400	150	50,000	-	50,950
Capital leases	28	71	62	35	6	202
Operating leases and property expenditures	1,537	2,410	1,660	1,660	5,547	12,814
Purchase obligations, including fuel	28,205	15,955	15,003	13,643	27,159	99,965

Totals	40,821	18,836	16,875	65,338	32,712	174,582

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007

10.

Capital Resources

Cash and restricted cash

Cash and restricted cash as at September 30, 2007 totaled $137.0 million (December 31, 2006 – $139.5 million), of which $56.9 million (December 2006 – $60.0 million) was unrestricted. Over the last 24 months, we have sought to improve liquidity and conserve capital resources by securing loans to finance completion of the Kişladağ and TJS projects and related startup operational requirements. Our plans are to repay these loans from operational cash flows by the end of 2009 and the restricted cash will be released and readily available for future projects or investments or to secure additional loan advances.

Working capital

At September 30, 2007, the Company had working capital of $101.1 million (December 2006 - $102.2 million).

The status of our financing arrangements and obligations are as follows:

Bank indebtedness

During 2006, through our 90% owned subsidiary Qinghai Dachaidan Mining Limited, we secured working capital short-term construction loans from the China Construction Bank totaling 120 million Renminbi (approximately $15.4 million) and these loans are secured by way of irrevocable letters of credit drawn on HSBC Bank USA, National Association (“HSBC”) not to exceed $28.5 million in total. The letters of credit had an expiry date of February 17, 2007 and were automatically extended to November 30, 2007. The HSBC letters of credit are secured by the current portion of restricted cash, which is held by HSBC as restricted cash in a collateral account. In the quarter ended June 2007, we repaid 40 million Renminbi ($5.2 million). The balance of $80 million Renminbi ($10.7 million) which was originally due in September 2007 was extended to November 14, 2007.

Term revolving credit facility

In April 2005, our wholly owned subsidiary Tuprag entered into a $65.0 million term revolving credit facility (the “Term Revolving Credit Facility”) with HSBC due February 28, 2010. The Term Revolving Credit Facility is secured by Eldorado cash deposits in restricted interest-bearing accounts equivalent to the HSBC advances to Tuprag. The Term Revolving Credit Facility bears interest fixed at the prevailing LIBOR on the date of the draw plus 0.50%. The Term Revolving Credit Facility can be drawn down in minimum tranches of $1.0 million plus multiples of $0.25 million. During the quarter ended June 2007, $10.0 million was repaid on this account. During the quarter ended September 2007, an additional $10.0 million was drawn down. As at September 30, 2007, the Company has drawn $50.0 million in five tranches at a weighted average interest rate of 5.75%. Each tranche typically has a maturity of approximately 13 months. Over the term of the Term Revolving Credit Facility, the Company plans to renew each drawdown as it becomes due with final repayment to be made in full on the due date.

At September 30, 2007, $15 million remained available under the Term Revolving Credit Facility.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007

The court-ordered closure of the Kişladağ mine in Turkey (see Item 7 – Legal) constitutes a condition of default under the terms of the Term Revolving Credit Facility agreement. On July 24, 2007, in response to our request, HSBC granted a waiver to hold the loan in good standing until January 31, 2008 pending final determination of the implications and conditions, if any, that could apply following a court decision with respect to the closure order. We expect to fulfil all conditions pursuant to the waiver to ensure the classification of this debt as long-term.

Capital expenditure outlook

In the nine-month period ended September 2007, the Company had net capital expenditures of $80.5 million for the acquisition of property, plant and equipment, and deferred development expenditures net of a $10.1 million recovery of capital expenditures from the sale of pre-production gold at TJS. We anticipate capital expenditure over the next 27 months of approximately $207.1 million. This capital will be spent at our existing operations and at the Efemçukuru and Vila Nova projects. We plan to finance these expenditures through a combination of cash generated from operations, cash on hand and project financing and/or corporate loan facilities.

Equity

At September 30, 2007, the Company had 344.1 million common shares issued and outstanding (December 2006 – 341.1 million common shares). Since September 30, 2007 options have been exercised with respect to 60 thousand shares for a total cash consideration of approximately $0.2 million. There have been no options granted since September 30, 2007.

The Company has sufficient capital resources to meet its current contractual and financial obligations as they come due.

11.

Summary of Quarterly Results

	Three Months Ended
	September 30		June 30		March 31		December 31
(US$000*s)	2007	2006	2007	2006	2007	2006	2006	2005

Total revenue	$40,038	$30,723	$76,662	$13,265	$43,488	$9,428	$31,273	$9,239
Net income (loss)	$5,213	$5,199	$26,731	$215	$12,582	$(7,456)	$5,342	$(22,599)
Earnings Per Share
Basic	$0.02	$0.02	$0.08	$0.00	$0.04	$(0.02)	$0.01	$(0.08)
Diluted	$0.02	$0.02	$0.08	$0.00	$0.04	$(0.02)	$0.01	$(0.08)

12.

Off-Balance Sheet Arrangements

None.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007

13.

Critical Accounting Estimates

We use the following critical accounting estimates:

Reserves and Resources

Mineral reserves and resources are calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the staff of the Securities and Exchange Commission) applies different standards to classify mineralization as a reserve.

We advise our investors that while the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources required under Canadian standards may not be comparable to similar information made public by US companies in SEC filings. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Recoverable Values

Where information is available and conditions suggest impairment of long-lived assets, estimated future net cash flows from each property are calculated using estimated future gold prices; proven and probable reserves; value beyond proven and probable reserves; operating, capital and reclamation costs; and estimated proceeds from the disposition of assets on an undiscounted basis.

Gold Price

We estimate the future price of gold based on historical trends and published forecasted estimates. Our budgeted gold price for 2007 is $600 per ounce. Through the nine-month period ending September 30, 2007 we have realized an average gold price of $660 per ounce.

Operating Costs

We report our operating costs in accordance with the Gold Institute Standard. Future operating costs include estimates of currency foreign exchange and inflation trends.

Stock-Based Compensation

We use the Black-Scholes Model to determine the fair value for awards of stock options to employees, officers and directors.

Asset Retirement Obligation

When assessing the carrying value of the asset retirement obligation, we estimate, among other things, the mine closure date and the credit-adjusted risk-free rate.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007

Income taxes

Income taxes are recorded using income tax rates expected to apply in the years in which the temporary differences are estimated to be recovered or settled. In circumstances where the applicable tax laws and regulations are either unclear or subject to varying interpretations, it is reasonably possible that changes in these estimates could occur that would materially affect the amount of income tax liabilities recorded at the balance sheet date.

In March 2007, the National People’s Congress passed China’s new Corporate Income Tax Law (CIT law), which will become effective on January 1, 2008. The CIT law provides tax benefits for foreign investment enterprises, but definitions, details and interpretations of the CIT law provided through the Detailed Implementation Regulations (DIR) will not be available until November 2007.

Until the DIR is finalized, we cannot determine the impact, if any, the CIT might have on our taxes payable that were determined in accordance with an incentive agreement granted to the TJS mine in 2000. Based on information to date, our 2007 estimated effective income tax rates could range from 0% to 33% for current income taxes and from 0% to 25% for future income taxes. As at September 30, 2007, we have not recorded any additional taxes based on the CIT law, awaiting the DIR to be finalized.

14.

Risk and Uncertainties

Gold Price

Eldorado’s profitability is linked to the price of gold because our revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of our exploration and development programs affect Eldorado’s profitability and value. Since mines have finite lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through acquisitions, exploration and development of our existing operations, and recognizance exploration. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determination of reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest. Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of Eldorado, there can be no assurance that such title will ultimately be secured on every property. The legal title to our properties depends on the appropriate and consistent application of the laws in the countries in which we operate.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007

Capital and Operations

The business of gold mining involves many operational risks and hazards. Through high operational standards, an emphasis on hiring and training appropriately skilled personnel and operational improvements, we work to reduce the risks associated with our projects. We also maintain adequate insurance to cover normal business risk.

We also rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labor environment.

Further exploration and development of mineral resource properties or acquisitions beyond our current operations may require additional capital. Accordingly, the continuing development of our projects will depend on our ability to obtain financing through joint venture projects, debt financing and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any future changes to these laws could adversely affect Eldorado’s financial condition, liquidity or results of operations.

Laws and Regulations

Eldorado’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labor standards, occupational health and safety, mine safety and other matters. These laws and regulations are subject to change, which may restrict our ability to operate. We draw on the expertise and commitment of our management team, advisors, employees and contractors to ensure compliance with current laws, and we foster a climate of open communication and co-operation with regulatory bodies.

Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. In addition to the litigation in Turkey as described under Item 7 – Legal of this MD&A and under the heading "Development Projects – Turkey Projects" in the Company’s Annual Information Form and the litigation risks discussed therein, we are also involved in various routine legal proceedings. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on our future cash flow, results of operations or financial condition.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007

Currency Fluctuations

We operate in numerous countries – including Canada, Turkey, China and Brazil – and we are therefore affected by currency fluctuations in these jurisdictions.

Political Risk

Eldorado conducts operations in a number of countries outside of North America, namely Turkey, China and Brazil. These operations are potentially subject to a number of political, economic and other risks that may affect our future operations and financial position.

15.

Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian GAAP, as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the cost of sales is included below:

(US$000’s, except $/oz figures)	2007 Q3	2007 Q2	2007 Q1	2007 Y-T-D

Cash operating costs
Operating costs	$ 16,945	$ 31,642	$ 15,066	$ 63,653
Royalty expense and production taxes	(2,175)	(2,744)	(948)	(5,867)
Inventory adjustments	(301)	(2,832)	3,103	(30)
FV of stock option grants	(454)	(400)	(432)	(1,286)

Cash operating costs	$ 14,015	$ 25,666	$ 16,789	$ 56,470

Gold ounces produced	61,385	98,970	76,188	236,642

Cash operating costs per ounce	$ 228	$ 259	$ 220	$ 239

16.

Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007

17.

Disclosure of Outstanding Share Data

The following details the share capital structure as at October 30, 2007, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

Equity Type	Weighted average exercise price (Canadian dollars)	Total

Common shares		344,208,540

Share purchase options	C$ 5.36	8,174,279

18.

Management’s Report on Internal Control over Financing Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in the Company’s internal control over financial reporting during the quarter ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

19.

Cautionary Statement on Forward-Looking Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, the future price of gold, estimation of mineral reserves and exploration and development capital requirements, and our goals and strategies. Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions including among other things, the price of gold, anticipated costs and expenditures and our ability to achieve our goals. Our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; litigation; and regulatory risks.

See our Annual Information Form and our quarterly and annual MD&As for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this MD&A except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.

Eldorado’s consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are filed with appropriate regulatory authorities in Canada and the United States.

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